EXHIBIT 99.1

Golar LNG Limited has today completed the sales of Hygo Energy Transition Ltd. and Golar LNG Partners LP

Highlights

  Golar LNG Limited (“Golar” or “GLNG”) received $50 million in cash and 18.6 million Class A common shares in New Fortress Energy Inc. (“NFE”) worth $878 million based on the April 14 closing price as consideration for the sale of its 50% interest in Hygo Energy Transition Limited (“Hygo”).
  Golar received $81 million in cash for the sale of its 32% interest in Golar LNG Partners LP (“GMLP”).
  Together, the transactions crystalize part of the value built in the Golar asset portfolio since 2015 and will generate a book gain to Golar of approximately $740 million based on Q4 2020 book values.
  These sales complete a significant step in Golar’s corporate simplification process.
  As previously announced, Golar’s Board has initially approved a $50 million common share buy-back program to seek to maximize value for shareholders created by the large gap between Golar’s market value and the underlying value of its long-term contracts and businesses.

April 15, 2021 – Golar LNG Limited (Nasdaq: GLNG) today announces the completion of its sales of Hygo, a 50-50 joint venture between GLNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak Infrastructure Partners (“Stonepeak”), and Golar LNG Partners, LP (Nasdaq: GMLP).

“The NFE transactions have simplified the group structure and crystalized part of the value of our downstream business” said GLNG Chairman Tor Olav Troim. “We are impressed with what the Chairman and CEO, Wes Edens, and his team in NFE have created over the last five years. They have, through dynamic, fast track solutions to the energy transition, outcompeted the traditional energy companies. Golar is excited to become a major shareholder in NFE and working even more closely with NFE. NFE’s expanded portfolio of cash generating assets and international project opportunities in the advanced stages of development put them in a strong position to accelerate the realization of the profitable growth ambitions Golar has for its downstream business.

Golar has materially strengthened its balance sheet as a result of the NFE transactions. This coincides with rising energy prices, and with a global focus on cleaner energy. Golar is now in a strong position to use its unique FLNG capability and experience to produce low cost LNG and meet this rapidly expanding opportunity. This can take place through tariff-based production for oil and gas companies, but can also be achieved through direct gas ownership. The cost of buying or farming into proven reserves of stranded or associated gas is currently very attractive. Together with our proven FLNG technology, this creates an opportunity for Golar to be a leading low-cost producer of LNG with very attractive earnings potential. The Board is further encouraged by the improving market conditions for the midstream shipping business and the opportunities this might create to separate our midstream and upstream businesses”.

Sale of Hygo Energy Transition Ltd.

Under Hygo’s agreement with NFE, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE Class A common stock and $580 million in cash. The transaction is valued at a $3.1 billion enterprise value and a $2.18 billion equity value at announcement. GLNG received 18,627,45 shares of NFE Class A common stock and $50 million in cash and Stonepeak received 12,745,098 shares of NFE Class A common stock and $530 million in cash.

Sale of Golar LNG Partners, LP

Under GMLP’s agreement with NFE, NFE acquired all of the outstanding common units of GMLP for $3.55 per common unit in cash. NFE has also acquired GMLP’s general partner for equivalent consideration. The transaction values GMLP at a $1.9 billion enterprise value and a $251 million common equity value. Golar received $81 million in cash for the sale of its 32% interest in GMLP.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include statements relating to the sale of Hygo and GMLP to NFE, the expected benefits of the transactions, the application of proceeds therefrom, the $50 million common share buy-back program and other statements that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
April 15, 2021
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CFO

Stuart Buchanan - Head of Investor Relations